UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form SD

SPECIALIZED DISCLOSURE REPORT

Ultra Clean Holdings, Inc.

(Exact Name of Registrant as Specified in Charter)

DELAWARE	000-50646	61-1430858
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification Number)

26462 Corporate Ave Hayward, California	94545
(Address of Principal Executive Offices)	(Zip Code)

Registrant’s telephone number, including area code:

Kevin C. Eichler (510)-576-4704

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒ Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1, 2014 to December 31, 2014.

Section 1 - Conflict Minerals Disclosure

ITEM 1.01  CONFLICT MINERALS DISCLOSURE AND REPORT

Conflict Minerals Disclosure

The registrant’s Conflict Minerals Report for the year ended December 31, 2014 is provided as Exhibit 1.01 hereto and is publicly available at: www.uct.com under “Corporate Governance”.

ITEM 1.02  Exhibit

The registrant’s Conflict Minerals Report for the year ended December 31, 2014 is attached hereto as Exhibit 1.01.

Section 2 – Exhibits

ITEM 2.01 Exhibits

Exhibit 1.01 - Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

ULTRA CLEAN HOLDINGS, INC. (Registrant)
Date:	June 1, 2015	By:	/s/ Kevin C. Eichler
			Name:	Kevin C. Eichler
			Title:	President and Chief Financial Officer